October 1, 2014

VIA EDGAR

Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	GameStop Corp.
Form 10-K for Fiscal Year Ended February 1, 2014
Commission File No. 001-32637

Dear Ms. Thompson:
Consistent with the telephone conversation between Ms. Sondra Snyder, Staff Accountant, and myself on September 30, 2014, this letter will confirm that Ms. Snyder agreed to extend the time for GameStop Corp. (the “Company”) to respond to the comment letter, dated September 29, 2014 regarding the above-referenced filing, until October 29, 2014. The additional time is needed to allow for the appropriate amount of time and resources to consider the staff’s comments and to coordinate the discussion of the comment letter with our current and predecessor audit firms. Accordingly, the Company will respond on or before such revised due date.
If you have any questions or comments, please call me at (817) 424-2000.
Very truly yours,
/s/ TROY W. CRAWFORD
Troy W. Crawford
Senior Vice President and Chief Accounting Officer
(Principal Accounting Officer)
GameStop Corp.
CC: Ms. Sondra Snyder